Exhibit 99.5 - Compensation and Human Resources Committee Charter

                            SOUTH TEXAS OIL COMPANY

COMPENSATION AND HUMAN RESOURCES COMMITTEE CHARTER

The Board of Directors ("Board") of South Texas Oil Company ("Company" or "STOC") is committed to establishing and maintaining executive compensation practices designed to enhance the profitability of the Company and enhance long-term shareholder value. The Board of Directors is also centrally interested in executive development and succession planning. Toward these aims, the Board of Directors has established a Compensation and Human Resources Committee. This Committee reports to the Board on executive compensation, executive development, and executive succession matters.

MEMBERSHIP

The Committee is comprised of no less than two independent members of the Board. Director independence is, at a minimum, consistent with applicable rules for Nasdaq-traded issuers, Rule 16b-3 of the Securities and Exchange Act of 1934, and Section 162(m) of the Internal Revenue Code. Specific director independence guidelines are specified in the Company's "Corporate Governance Principles." These guidelines may be found on the Company's web site (www.southtexasoil.com). The Committee also maintains a chair. The chair is an independent member of the Board. The Committee chair and members serve for one year renewable terms.

MEETINGS

The Committee meets at least four times annually, and at other times as necessary.

RESPONSIBILITIES

The Committee's responsibilities include the following:

    * Formulate, evaluate, and approve compensation for the Company's officers, as defined in Section 16 of the Securities and Exchange Act of 1934 and rules and regulations promulgated therein. Compensation policies are intended to reward executives for their contributions to the Company's growth and profitability, recognize individual initiative, leadership, achievement, and other valuable contributions to the Company. An additional goal is to provide competitive compensation that attracts and retains qualified and talented executives. Compensation programs and policies are reviewed and approved annually. Included in this process is establishing the goals and objectives by which executive compensation is determined. Executive officers' performance is evaluated in light of these performance goals and objectives. The Committee may consult the Chief Executive Officer on the performance of other Company executives.

    * Formulate, approve, and administer cash incentives and deferred compensation plans for executives. Cash incentive plans are based on specific performance objectives defined in advance of approving and administering the plan.

    * Oversee and approve all compensation programs involving the issuance of the Company's stock and other equity securities of the Company. Stock options will be granted in accordance with applicable rules for Nasdaq-traded issuers. Any material modifications to existing stock option plans are also made consistent with applicable rules for Nasdaq-traded issuers.

    * Review executive supplementary benefits, as well as the Company's retirement, benefit, and special compensation programs involving significant cost to the Company, as necessary and appropriate.

    * Review compensation for terminated executives.

    * Oversee funding for all executive compensation programs.

    * Review compensation practices and trends of other companies to assess the adequacy of the Company's executive compensation programs and policies.

    * Secure the services of external compensation consultants or other experts, as necessary and appropriate. These services will be paid from the Company provided Board of Directors budget. This system is designed to ensure the independence of such external advisors.

    * Prepare an annual report on executive compensation for inclusion in the Company's proxy statement for each annual meeting of shareholders.

    * Approve employment contracts, severance agreements, change in control provisions, and other compensatory arrangements with Company executives.

    * Monitor compliance by Directors with the required stock ownership requirement, as specified in the Corporate Governance Principles (available on the Company's website: www.southtexasoil.com).

    * Review matters relating to executive succession and management development. Included is a formal annual evaluation of the Company's Chief Executive Officer. The Chief Executive Officer assists the Board in evaluating other key executives by providing the Board with an assessment of senior executives. Included in the Chief Executive Officer's assessment is the potential for senior executives with regard to succession planning.